November 25, 2020

U.S. Securities and Exchange Commission

450 Fifth Street N.W.

Washington, DC 20549

Re:	BT Brands, Inc. CIK#: 0001718224

Ladies and Gentlemen:

BT Brands, Inc. (the “Company”) is filing today on the EDGAR portal a registration statement on Form S-1 to register an offering of 3,000,000 units of its securities at a price of $2.50 per unit on a firm commitment basis (the “Registration Statement”). As you will immediately note, the Company has not yet selected an underwriter for the offering and the Registration Statement does not identify an underwriter. The Registration Statement does include underwriting terms that would be acceptable to the Company but all such terms are subject to negotiation between the Company and any prospective underwriter and all information in the Registration Statement relating to the terms of the underwriting is subject to change.

We are filing the Registration Statement with the objective of receiving the staff’s comments, to the extent possible, to those sections of the filing that relate to matters other than underwriting, so as to expedite the effectiveness of the Registration Statement once we have entered into an agreement with an underwriter.

We advise the staff that we will file an amendment to the Registration Statement that will include the name of the underwriter and the terms on which the offering will be underwritten and will file as exhibits to such amendment all documents governing the underwriting promptly after we negotiate an agreement with an underwriter.

We understand this is an unusual situation and we appreciate your indulgence as you review the Registration Statement.

Please do not hesitate to contact us with any questions regarding the Registration Statement or this letter. You may contact Kenneth Brimmer, the Company’s chief financial officer, at (612) 414-5104, or William Ruffa, Company counsel, at 646-831-0320.

Sincerely,

Kenneth Brimmer, Chief Financial Officer